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                                  EXHIBIT 18(a)

                           Multiple Class Plan for the
                         AmSouth Prime Obligations Fund,
                         the AmSouth U.S. Treasury Fund
                         and the AmSouth Tax Exempt Fund
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                               MULTIPLE CLASS PLAN
                            FOR AMSOUTH MUTUAL FUNDS



         This constitutes a MULTIPLE CLASS PLAN (the "Plan") of AmSouth Mutual Funds, a Massachusetts business trust (the "Trust"), adopted pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, as amended (the "1940 Act"). The Plan is applicable to each series of the Trust's units of beneficial interest (each a "Fund" and collectively the "Funds") set forth in Schedule I, as amended from time to time.

         WHEREAS, it is desirable to enable the Trust to have flexibility in meeting the investment and shareholder servicing needs of its current and future investors; and

         WHEREAS, the Board of Trustees of the Trust (the "Board of Trustees"), including a majority of the Trustees who are not "interested persons" of the Trust, as such term is defined by the 1940 Act, mindful of the requirements imposed by Rule 18f-3(d) under the 1940 Act, has determined to adopt this Plan to enable the Funds to provide appropriate services to certain designated classes of shareholders of the Funds;

         NOW, THEREFORE, the Trust designates the Plan as follows:

         1. Designation of Classes. Each Fund shall offer its units of beneficial interest ("Shares") in two classes: Trust Shares and Service Shares.

         2. Redesignation of Existing Shares. The currently outstanding Shares of each Fund shall be redesignated as Trust Shares.

         3. Purchases. Service Shares are distributed to the general public pursuant to procedures outlined in the Trust's Registration Statement. Trust Shares may be purchased through procedures established by the distributor in connection with the requirements of fiduciary, advisory, agency, custodial and other similar accounts maintained by or on behalf of Customers of AmSouth Bank of Alabama or one of its affiliates, as outlined in the Trust's Registration Statement. Service Shares are subject to a minimum initial purchase amount. A minimum initial purchase amount does not apply to purchases of Trust Shares.

         4. Shareholder Services. Service Shareholders may make automatic investments in a Fund from their bank accounts. Service Shareholders may also make regular exchanges and redemptions of Service Shares. These services are not offered to Shareholders of Trust Shares.
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         5. Sales Charges.

Trust Shares

         Trust Shares are not subject to a sales charge at the time of purchase or upon redemption.

Service Shares

         Service Shares, except Service Shares of any money market funds, are subject to a sales charge at the time of purchase. The sales charge is based on a percentage of the offering price and may vary based on the amount of purchase. Sales charges may be waived in accordance with the current Registration Statement.

         6. Shareholder Services Fee.

Trust Shares

         Trust Shares are not subject to a shareholder services fee.

Service Shares

         Service Shares are subject to a shareholder services fee assessed in accordance with the shareholder services plan adopted by the Trust (the "Plan") (the "Service Share Fee").

         7. Exchanges

Trust Shares

         Trust Shares of a Fund may be exchanged for Trust Shares of another Fund. Trust Shares may also be exchanged for Service Shares, if the Shareholder ceases to be eligible to purchase Trust Shares.

Service Shares

         Service Shares may be exchanged for Service Shares of another Fund. Service Shares may be exchanged for Trust Shares only if the Shareholder becomes eligible to purchase Trust Shares.

         8. Redemptions. Trust Shares and Service Shares may be redeemed without charge.

         9. Voting Rights. Each Share held entitles the Shareholder of record to one vote. Each Fund will vote separately on matters relating solely to that Fund. Each class of a Fund




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shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class, and shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class. However, all Fund Shareholders will have equal voting rights on matters that affect all Fund Shareholders equally.

         10. Expense Allocation. Each class shall pay the expenses associated with its different distribution and shareholder services arrangement. Each class may, at the Board's discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes. All other expenses will be allocated to each class on the basis of the relative net asset value of that class in relation to the net asset value of the Fund.

         11. Dividends. The amount of dividends payable on Trust Shares may be more than the dividends payable on Service Shares because of the Service Share Fee charged to Service Shares pursuant to the Plan.

         12. Termination and Amendment. This Plan may be terminated or amended pursuant to the requirement of Rule 18f-3(d) under the 1940 Act.

         13. The names "AmSouth Mutual Funds" and "Trustees of AmSouth Mutual Funds" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Agreement and Declaration of Trust dated June 25, 1993 to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of the Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of AmSouth Mutual Funds entered into in the name or on behalf thereof by any of the Trust, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, Shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series and/or class of Shares of the Trust must look solely to the assets of the Trust belonging to such series and/or class for the enforcement of any claims against the Trust.

[SEAL]                                     AMSOUTH MUTUAL FUNDS

                                           By:    /s/
                                               ---------------------------------

Dated:  December 6, 1995



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